                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 19)


                      PACIFIC TELECOM, INC.
-------------------------------------------------------------
                       (Name of Issuer)

                  Common Stock (no par value)
-------------------------------------------------------------
                (Title of Class of Securities)

                          694876 10 3
                ------------------------------
                        (CUSIP Number)


                        Richard T. O'Brien
                            PacifiCorp
                   700 NE Multnomah, Suite 1600
                   Portland, Oregon 97232-4116
                   Telephone:  (503) 731-2133
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   (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications)


                       September 27, 1995
                ------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
/   /.  (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                         SCHEDULE 13D

CUSIP No. 694876 10 3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PacifiCorp Holdings, Inc. (formerly Inner PacifiCorp, Inc.)
     93-0866672
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /   /
                                                  (b) /   /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
-------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER

          0
-------------------------------------------------------------
     8    SHARED VOTING POWER

          100
-------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          0
-------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          100
-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100
-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
-------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
-------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
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                         SCHEDULE 13D

CUSIP No. 694876 10 3
-------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PacifiCorp 93-0246090
-------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) /   /
                                                  (b) /   /
-------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
-------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       /  /
-------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oregon
-------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

     7    SOLE VOTING POWER

          0
-------------------------------------------------------------
     8    SHARED VOTING POWER

          100
-------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          0
-------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          100
-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100
-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                       /  /
-------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
-------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------

                         PACIFICORP HOLDINGS, INC.
                         -------------------------

                            AMENDMENT NO. 19 TO
                                SCHEDULE 13D
                                ------------



Item 1.     Security and Issuer.
------      -------------------

     PacifiCorp Holdings, Inc. (formerly Inner PacifiCorp, Inc.), a Delaware corporation ("PacifiCorp Holdings"), amends its statement on
Schedule 13D (as previously amended, "Statement") pertaining to the Common Stock, no par value ("Common Stock"), of Pacific Telecom, Inc., a Washington corporation ("PTI"). This Amendment No. 19 ("Amendment") amends
Item 5 of the Statement to report the consummation on September 27, 1995 of the transactions contemplated by that certain Agreement and Plan of Merger dated as of March 9, 1995 (the "Merger Agreement"), by and among PacifiCorp Holdings, PTI and PXYZ Corporation, a Washington corporation and a wholly owned subsidiary of PacifiCorp Holdings ("Merger Sub"), pursuant to which PacifiCorp Holdings acquired the minority interest of PTI. The proposed merger transaction was reported in Amendment No. 18 to Schedule 13D dated March 9, 1995. PacifiCorp Holdings' ownership percentage of the outstanding common stock of PTI is now 100%.

     PacifiCorp, an Oregon corporation ("PacifiCorp"), which owns 100 percent of the outstanding voting securities of PacifiCorp Holdings, joins in this filing.


Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

     The information set forth below amends and restates the information included under Item 5 of the Statement:

     (a) - (b) Pursuant to the merger (the "Merger") of Merger Sub with and into PTI, with PTI as the corporation surviving the Merger, each share of outstanding Common Stock owned by PacifiCorp Holdings was cancelled, each share of Common Stock owned by shareholders other than PacifiCorp Holdings (other than shares as to which dissenters' rights were perfected) was converted into the right to receive a cash payment of $30.00 and each outstanding share of the capital stock of Merger Sub was converted into one share of PTI Common Stock. The Merger had the effect of an acquisition by PacifiCorp Holdings of all of the outstanding Common Stock previously owned by the minority shareholders for a purchase price of $30.00 per share in cash.

     As a result of the Merger, PTI became a wholly owned subsidiary of PacifiCorp Holdings. In addition, consummation of the Merger caused the Common Stock to cease to be quoted on NASDAQ and will result in termination of registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934.

     (c) Neither PacifiCorp Holdings, PacifiCorp nor, to the knowledge of PacifiCorp Holdings, any director or officer of either of them has bought or sold or otherwise effected any transactions in shares of the Common Stock during the past 60 days.

     (d) - (e) Not applicable.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED this 28th day of September, 1995.


                                    PACIFICORP HOLDINGS, INC.



                                    By RICHARD T. O'BRIEN
                                       ----------------------------------------
                                       Richard T. O'Brien
                                       Senior Vice President


    Attention: Intentional misstatements or omissions of fact constitute
             Federal criminal violations (See 18 U.S.C. 1001).
             -------------------------------------------------
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED this 28th day of September, 1995.


                                    PACIFICORP



                                    By RICHARD T. O'BRIEN
                                       -----------------------------------------
                                       Richard T. O'Brien
                                       Senior Vice President and Chief
                                         Financial Officer


    Attention: Intentional misstatements or omissions of fact constitute
             Federal criminal violations (See 18 U.S.C. 1001).
             -------------------------------------------------